

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2022

Crystal Plum
Chief Financial Officer
Wheeler Real Estate Investment Trust, Inc.
2529 Virginia Beach Blvd.
Virginia Beach, Virginia 23452

Re: Wheeler Real Estate Investment Trust, Inc.
Schedule TO/13E-3 filed on November 1, 2022
File No. 005-88329
Registration Statement on Form S-4 filed on November 1, 2022
File No. 333-268080

Dear Crystal Plum:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule TO-I/13E-3 and Registration Statement on Form S-4 November 1, 2022

Cautionary Note Regarding Forward-Looking Statements, page 1

1. Disclosure in this section states "... we disclaim any obligation to update any forward-looking statements to reflect events or circumstances that occur after the date of this Prospectus/Consent Solicitation." We remind the registrant of its obligation under Exchange Act Rule 13e-3(d)(2) and (e)(2). Please revise accordingly.

Special Factors - Determination of Fairness of the Exchange Offer by the Company, page 60

2. Disclosure on page 60 states that "[t]he Board of Directors...did not undertake an independent evaluation of the fairness of the Exchange Offer or the Proposed Amendments to the unaffiliated shareholders...fully considered and reviewed the terms, purpose, effects, disadvantages and the alternatives to the Exchange Offer and the Proposed Amendments, and determined (acting by unanimous vote) that the Exchange

Offer and the Proposed Amendments are fair to the Series D Preferred Holders." Please provide the statement described in Item 1014(a) of Regulation M-A regarding whether the registrant reasonably believes that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders of Series D Preferred Stock. Refer to Item 8 of Schedule 13E-3. In responding to this comment, please note the disclosure on page 119 indicating that M. Andrew Franklin, the registrant's Chief Executive Officers and President and Joseph D. Stilwell, an Independent Director, are holders of Series D Preferred Stock. Please note that the staff considers officers and directors of the registrant to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of "affiliate" in Exchange Act Rule 13e-3(a)(1).

3. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination and should be discussed in reasonable detail. See Questions Nos. 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to include the factors in clauses (ii) through (viii) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to the Board's fairness determination. If the procedural safeguard in Item 1014(c) was not considered, please explain why the Board believes that the Rule 13e-3 transaction is fair in the absence of such safeguard. We acknowledge the disclosure on the top of page 63 that the Exchange Offer and Consent Solicitation is conditioned on holders of at least 66 2/3% of the outstanding shares of Series D Preferred Stock validly tendering into the Exchange Offer and consenting to the Proposed Amendments in connection with the related Consent Solicitation. However, such condition does not address the factor described in Item 1014(c) given that two affiliates are current holders of Series D Preferred Stock. Please refer to our comment above regarding the definition of "affiliate" in Exchange Act Rule 13e-3(a)(1).

Selected Historical and Unaudited Pro Forma Financial Information, page 111

4. Notwithstanding the heading of this section, only unaudited pro forma financial information is provided. Please revise or advise. In addition, please provide the information described in Item 1010(a)(4) of Regulation M-A. Refer to Item 10 of Schedule TO and Item 13 of Schedule 13E-3.

General

5. We note that the quarterly report for the period ending September 30, 2022 was filed on Form 10-Q on November 8, 2022. Please confirm the Schedule TO/13E-3 and Form S-4 will be updated to reflect this filing.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Perry Hindin at (202) 551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions